CARDERO RESOURCE CORP. Suite 1901 - 1177 West Hastings St. Vancouver, BC, Canada, V6E 2K3 Phone: 604-408-7488 ● Fax: 604-408-7499 Web Site: www.cardero.com

NEWS RELEASE

LAWSUIT RECEIVED

May 25, 2004

Trading Symbols: TSX-Ven.CDU

FSX.CR5

FOR IMMEDIATE RELEASE - Vancouver, B.C.....Cardero Resource Corp. (the “Company” or “Cardero”) announces that it has been advised by its counsel that the Company has been served with a writ and statement of claim by Western Telluric Resources Inc. and Minera Olympic, S. de R.L. de C.V. seeking to set aside the December 12, 2001 agreement between the Company and Minera Olympic pursuant to which the Company acquired 6 mineral concessions in Baja California State, Mexico from Minera Olympic.  The lawsuit also alleges that the Company used certain confidential information belonging to Western Telluric in acquiring additional mineral claims in Baja California, and seeks a constructive trust over those claims.  The lawsuit has also been filed against James Dawson and Murray McClaren and their respective consulting companies.

The Company considers the allegations made by Western Telluric to be frivolous, vexatious and completely without merit and intends to vigorously defend this matter and take all appropriate steps to protect its interests.  The Company is currently reviewing the matter with legal counsel in order to determine potential counterclaims against Western Telluric and its shareholders for any damages to the Company that may arise as a result of the initiation of this lawsuit.

On behalf of the Board of Directors of

CARDERO RESOURCE CORP.

“Henk van Alphen”, President

For further information contact:

Henk Van Alphen, President

Phone:  (604) 408-7488 / Fax:  (604) 408-7499

Email:   hvanalphen@cardero.com

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of  the content of this Press Release which has been prepared by management.